December 24, 2008

Myles R. Itkin
Chief Financial Officer
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, NY 10017

     Re: Overseas Shipholding Group, Inc.
            Form 10-K: For the fiscal year ended December 31, 2007
            Commission file number: 01-06479

Dear Mr. Itkin:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Lyn Shenk
     Branch Chief